EXHIBIT 2.3

                HARTMARX ACQUISITION OF PLAID ASSETS APPROVED
                    --MAJOR STRATEGIC GROWTH OPPORTUNITY--

                         Contact:  Adriana Schmeling   212-840-4772

               CHICAGO, November 22, 1996 -- Hartmarx Corporation
          (NYSE: HMX) today announced that its purchase offer for certain of the assets of Plaid Clothing Group Inc. has received court approval.

               Elbert O. Hand, chairman and chief executive officer of Hartmarx, commented, "The acquisition of the five product lines of Plaid is a major threshold for Hartmarx. We have concentrated our efforts in the past four years on restoration of our core strengths in marketing and manufacturing of branded consumer apparel products by establishing new brands and product lines while eliminating all retail operations and reducing our debt burden. Our renewed financial strength has enabled the Company to turn its attention to major new growth opportunities such as the Plaid brands: Burberry's, Claiborne, Evan-Picone, Palm Breach and Brannoch, our recently announced sportswear venture with Robert Comstock and the Kenneth Cole tailored clothing line."

               Homi B. Patel, president and chief operating officer of Hartmarx, stated, "The terms of our purchase include a cash payment of $36 million, subject to adjustment based upon changes in working capital since May 31, 1996, the assumption of up to $7.1 million in accounts payable and other liabilities, and a royalty payment of 2% of the first year sales of the acquired brands. In addition, we will issue 400,000 warrants to purchase Hartmarx Corporation common stock at $5.50 per share to be dedicated exclusively for the benefit of the unsecured creditors."

               Mr. Patel continued, "This acquisition allows us to increase our market presence and profitability with some exceptionally well-accepted brands. Each brand fits into its own niche with little overlap or duplication in the key segments."

               "The acquisition process was complex and the dire financial condition of Plaid required the cooperation of many parties to maintain an economically viable unit.
          The help and understanding of Plaid's major suppliers, licensors and the union, UNITE, was crucial to bringing this transaction to fruition and saving over 1,000 jobs."

               Mary D. Allen, executive vice president, general counsel and secretary of Hartmarx, stated, "Now that we have received formal court approval, we plan to complete the transaction by the end of November. This will be preceded by a pre-closing valuation of the assets of Plaid Clothing Group, Inc."

               Glenn R. Morgan, executive vice president and chief financial officer of Hartmarx, noted, "The success Hartmarx has attained in debt reduction over the past four years has made it possible to pursue major opportunities such as Plaid. The cash generated by our current operating companies from earnings and improved utilization of working capital has enabled us to fund this acquisition from our existing credit facility. Even after the cash payment for the Plaid assets our November 30, 1996 equity-to-debt ratio should be the highest since 1991. We have very substantial availability under our credit arrangements and our lenders have given this transaction their strong endorsement."

               Mr. Hand concluded, "We are confident that this acquisition will be very well received by all of our constituencies, including our customers, our suppliers, our employees and our shareholders. We have already received very favorable feedback from both the retailer and the investment analyst community since the court decision."

               The comments set forth above contain forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements contained in Exhibit 99 of the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission are incorporated herein by reference and the reader is referred to such statements for a discussion of factors which could affect the Company's operations and forward-looking statements contained in this release.

               Hartmarx products and markets business, casual and golfing apparel under a number of leading brands including Hart Schaffner & Marx, Hickey-Freeman, Austin Reed, KM by Krizia, Tommy Hilfiger, Nino Cerruti, Pierre Cardin, Perry Ellis, Gieves & Hawkes, Racquet Club, Daniel Hechter, Karl Lagerfeld, John Alexander, Riserva, Jack Nicklaus, Bobby Jones, Sansabelt, Hawksley & Wight, Crossings and Barrie Pace through a broad range of channels including fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.